No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2015

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

GUANGZHOU, China, October 20, 2015 - Guangqi Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture of Honda in China, today held a ceremony to commemorate the opening of its third automobile production plant and an engine plant within the property of the existing Zeng Cheng Plant.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 21, 2015

Guangqi Honda Holds Opening Ceremony for Third Automobile Plant and New Engine Plant

GUANGZHOU, China, October 20, 2015 - Guangqi Honda Automobile Co., Ltd. (GHAC), an automobile production and sales joint venture of Honda in China, today held a ceremony to commemorate the opening of its third automobile production plant and an engine plant within the property of the existing Zeng Cheng Plant. The ceremony was attended by dignitaries, guests and representatives from the local governments of Guangzhou as well as Honda executives including Takahiro Hachigo, president & CEO; and Seiji Kuraishi, chief operating officer for regional operations in China.

Built as an eco-plant that combines various smart features, the third plant adopts Honda’s most advanced production technologies while minimizing the footprint of the building. This plant achieves significant advances in areas of production efficiency, product quality, energy conservation and environmental responsibility. Moreover, the third plant is an environmentally-responsible and energy-saving plant equipped with a solar power generation system with a 17 mega kilowatt-capacity, the largest* capacity solar power generation system installed by an automaker in China.

The third plant began automobile production in September of this year with initial annual production capacity of 120,000 units. Combining annual production capacity of all GHAC and Dongfeng Honda plants, Honda’s overall annual automobile production capacity in China exceeds 1 million units.

For details, please refer to the website of Honda Motor Co., Ltd.

http://www.hondanews.info/news/en/corporate/c151020eng